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                                February 22, 2005




BY EDGAR AND OVERNIGHT DELIVERY

Ms. Pamela Carmody
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549

            Re:      BellaVista Capital, Inc. (the "Company")
                     Amendment No. 1 to Preliminary Proxy Statement on
                     Schedule 14A filed February 8, 2005
                     SEC File No. 0-30507

Dear Ms. Carmody:

         We are writing in response to the Schedule 14A filed by shareholders Jeffrey Black and Michael Johnson (the "Proposing Shareholders"). While we await your review of both our recent amended Schedule and that of the shareholders, the March 14 meeting date presses us to try to frame the fundamental issue of the proposal as soon as practicable in order that the materials may be disseminated and the shareholders have time to consider their decision in this matter.

         The Proposing Shareholders' proposal is, by its express terms, a proposal to liquidate the company. Their materials misrepresent the proposal and misrepresent both the company's business plan and their "different business plan."

         The Proposing Shareholders contend that their proposal is not a liquidation proposal, but the proposal of a "different business plan." They state that their plan would preclude "new investments" and require that net proceeds of current investments be distributed to shareholders. The sole business of the registrant is, and has always been, making short term real estate development loans. If it no longer makes new investments with proceeds from investments as they mature, it does no business. As we have discussed in our prior correspondence, the proposed adoption of "a detailed plan to sell the


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Ms. Pamela Carmody
February 22, 2005
Page 2


company's remaining assets" and distribute all proceeds not required for current and contingent liabilities is, notwithstanding their assertions, a proposal to liquidate the company.

         The Proposing Shareholders state that "nothing we propose is intended to preclude management from . . . recapitalizing, restructuring, or otherwise raising new capital." They contend that there are "any number of . . . approaches . . . to otherwise utilize the specific `assets' management has identified . . . such as the `pipeline of investment opportunities' and their $90 million net operating loss." Such statements are false and misleading. If the company does not do any new business by making further investments and distributes all net operating proceeds, it will self liquidate and will neither be able to attract new capital, nor to exploit investment opportunities or its net operating loss. The company has spent the last eight months exploring possible strategic alternatives, none of which have been deemed desirable or reached fruition, but all possible courses of action would require that the company continue to do business and would not have been feasible during, or compatible with, a business plan directed toward a liquidation. The Proposing Shareholders must not be permitted to assert that their "intent" defines the proposal, when the inevitable result of the company pursuing the course set by the proposal is liquidation.

         We would note that the only logical inference from the Proposing Shareholders statements is that the company, once all of its real estate investments have been sold or matured and all the net proceeds distributed, would continue to exist indefinitely as a shell, with all of its shareholders remaining holders of shares in the shell corporation. If that is in fact the proposal, the Proposing Shareholders should so state. None of the other "approaches" so casually thrown out in their materials has any bearing on the company if it pursues the course directed by the proposal.

         In describing the proposal as merely an advisory proposal of an alternative business plan, the Proposing Shareholders make another material misstatement of fact. They make the following statement:

         "In the ordinary course of the Company's business, this is what the Company is expected to do, under its current plan or what it would be expected to do under the proposed plan. The plans differ at the point of how to deal with the proceeds of those sales: the Company intends to reinvest those proceeds (emphasis added) in other investments; the Soliciting Shareholders' proposed plan would preclude new investments and direct that the proceeds be distributed to shareholders, allowing for reasonable reserves."

         This statement is false and misleading in two significant respects. The company has made clear its current business plan in its recent periodic and current reports. As noted therein and in communications to all shareholders, the company's current business plan would do much more than oversee the liquidation of its investments, but would involve the ongoing management of new investment

Ms. Pamela Carmody
February 22, 2005
Page 3

opportunities to increase the value of the company's assets and thus increase the potential share value. The Proposing Shareholders' further state that the only distinction in the two business plans is in the disposition of investment proceeds: the proposal would result in distribution to shareholders and the company's plan is to reinvest proceeds. In fact, as clearly stated in all of the company's published disclosure concerning its business plan and its proposed use of investment proceeds, the company intends to resume regular payment of dividends in the near future. Furthermore, it is the company's expressed intention to attempt to provide ongoing liquidity with periodic tender offers, as company capital resources permit.

         We believe that the Proposing Shareholders are attempting to create the impression that approval of the proposal will not represent a fundamental change in the company, but merely a minor adjustment in its "ordinary course of business."

         The Proposing Shareholders' materials contain a number of other matters with which the company may take issue, but it will do so in its own materials or at the scheduled meeting. The registrant believes, however, that to expedite both sets of materials for distribution to shareholders, the Proposing Shareholders must be required to clearly state in their materials that the intended and only practical result of approval of the proposal is the liquidation of the company. Secondly, the Proposing Shareholders must not be permitted to misrepresent the company's publicly disclosed business plan as excluding the use of investment proceeds to generate both distributions to shareholders and other opportunities for liquidity.

         Please contact me with any further questions or comments you may have concerning this filing.


                                Very truly yours,




                                Paul J. Derenthal

cc:      Johanna Vega Losert, Esq.
         Mr. Michael Rider